FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 27, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Announces the Results of the Annual General Meeting of Shareholders

June 27, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces decisions reached at the Company’s Annual General Meeting of Shareholders (the “AGM”) held on June 27, 2012.

At the meeting, the following resolutions were adopted:

•                  To approve the Russian-language version of the Company’s Annual Report and the Company’s Russian Accounting Standards annual financial statements.

•                  To approve the distribution of profits and losses of the Company based on the full year 2011 results.

•                  To pay annual dividends of RUB 14.71 per ordinary MTS share) for the 2011 fiscal year, amounting to a total of RUB 30.4 billion. The record date for the Company’s share- and ADR-holders entitled to participate in the AGM and to receive dividends for the year 2011 has been set for Thursday, May 10, 2012. The dividend will be paid out no later than August 26, 2012, in accordance with the Russian law.

•                  To elect the following persons to the MTS Board of Directors:

•                  Mr. Anton Abugov, First Vice President, Head of Strategy and Development functional division at Sistema;

•                  Mr. Alexey Buyanov, Senior Vice President, Head of Financial functional division at Sistema;

•                  Mr. Andrei Dubovskov, President and Chief Executive Officer of MTS;

•                  Mr. Gregor Harter, independent director;

•                  Mr. Stanley Miller, independent director;

•                  Mr. Paul Ostling, independent director;

•                  Mr. Vsevolod Rozanov, President and Chief Executive Officer of Sistema Shyam TeleServices Ltd;

•                  Mr. Mikhail Shamolin, President and Chief Executive Officer of Sistema;

•                  Mr. Ron Sommer, Board Director at Sistema.

•                  To approve CJSC Deloitte & Touche CIS as MTS’ auditor.

•                  To elect members of the Company’s Auditing Commission.

•                  To approve the amended and restated version of the Company’s Charter.

•                  To approve the amended and restated version of Company’s Bylaw of the Board of Directors.

At a subsequent meeting of the new Board of Directors, Mr. Ron Sommer was reappointed as the Chairman and Mr. Alexey Buyanov as the Deputy Chairman of the Board. Independent directors Messrs. Stanley Miller, Paul Ostling and Gregor Harter were elected to the Company’s Audit Committee with Mr. Ostling as the Chairman of the Audit Committee. Mr. Ostling was also reappointed as the Chairman of the Remuneration and Appointments Committee.

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: June 27, 2012